Kingswood Acquisition Corp.

17 Battery Place, Room 625

New York, NY 10004

November 12, 2020

VIA EDGAR

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingswood Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020, as amended

File No. 333-249437

Dear Ms. Dorin:

Reference is made to our letter, filed as correspondence via EDGAR on November 10, 2020, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 5:00 p.m. Washington D.C. time on November 12, 2020, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

[Signature Page Follows]

Sincerely,

Kingswood Acquisition Corp.

By:	/s/ Michael Nessim
Name: Michael Nessim
Title: Chief Executive Officer

cc:	David A. Sakowitz, Winston & Strawn LLP